I, Scott Ford, certify that the financial statements of Hawaiian Bros Inc. included in this Form are true and complete in all material respects.

/s/ Scott Ford

Name: Scott Ford

Title: President, Co-Chief Executive Officer
and Director
(Principal Executive Officer)

Date: April 25, 2022

HAWAIIAN BROS INC.
BALANCE SHEETS
(Unaudited)

	December 26, 2021	December 27, 2020
ASSETS		
CURRENT ASSETS		
Cash	5,631,687	3,731,216
Accounts receivable	2,788,712	377,707
Inventories	335,054	101,640
Other current assets	1,647,002	1,444,680
TOTAL CURRENT ASSETS	10,402,455	5,655,243
PROPERTY AND EQUIPMENT, net	34,476,339	6,642,773
OTHER ASSETS	584,289	53,700
TOTAL ASSETS	45,463,083	12,351,716
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable, trade	2,972,951	981,557
Accounts payable, fixed assets	3,739,059	250,452
Accrued payroll and related liabilities	2,210,739	380,398
Accrued interest	319,453	130,727
Sales tax payable	589,035	226,348
Gift card liabilities	564,027	42,495
Other accrued liabilities	1,331,953	159,674
Current portion of capital lease obligations	2,784,124	457,646
Current portion of long-term debt	4,856,000	-
TOTAL CURRENT LIABILITIES	19,367,341	2,629,297
LONG-TERM CAPITAL LEASE OBLIGATIONS, less current portion	1,460,599	685,386
DEFERRED LEASE LIABILITIES	7,670,223	2,860,822
LONG-TERM DEBT, less current portion	26,241,818	5,847,254
TOTAL LIABILITIES	54,739,981	12,022,759
STOCKHOLDERS' EQUITY (DEFICIT)		
Common stock, $0.001 par value; 50,000,000 shares authorized; 30,217,812 and 28,900,000 outstanding as of December 26, 2021 and December 27, 2020, respectively	30,218	28,900
Paid-in capital	9,537,625	372,533
Retained earnings	(18,844,741)	(72,476)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(9,276,898)	328,957
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	45,463,083	12,351,716

See Notes to Financial Statements

HAWAIIAN BROS INC.
STATEMENTS OF OPERATIONS
(Unaudited)

	Fiscal Years Ended	
	December 26, 2021	December 27, 2020
Revenues	$ 55,342,152	$ 20,604,777
Operating expenses		
Restaurant expense (excluding depreciation and amortization shown separately below):		
Food, beverage, packaging	20,695,570	6,311,130
Labor	18,692,622	6,183,566
Ocupancy and other operating costs	12,950,269	4,349,387
General and administrative expenses	8,748,838	2,221,731
Pre-opening expenses and start-up costs	8,217,764	155,222
Depreciation and amortization expense	2,068,251	617,860
Impairment and other charges	269,429	-
Total operating expenses	71,642,743	19,838,896
Net operating income (loss)	(16,300,591)	765,881
Other income (expense)		
Interest expense, net	(3,136,046)	(273,354)
PPP loan forgiveness income	684,372	-
Total other income (expense)	(2,451,674)	(273,354)
Loss before income tax provision	(18,752,265)	-
Income tax provision	20,000	-
Net income (loss)	$ (18,772,265)	$ 492,527

HAWAIIAN BROS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
(Unaudited)

	Common Stock		Paid-in Capital	Retained	Total Stockholders'
	Shares	Amount	Amount	Earnings (Deficit)	Equity (Deficit)
Balance, December 31, 2019	28,038,788	$ 28,039	$ 360,571	$ (15,202)	$ 373,408
Capital contributions	-	-	7,725	-	7,725
Unit-based compensation	861,212	861	4,237	-	5,098
Dividends	-	-	-	(549,801)	(549,801)
Net income	-	-	-	492,527	492,527
Balance, December 27, 2020	28,900,000	28,900	372,533	(72,476)	328,957
Proceeds from sale of stock, net of offering costs of $805,140	1,317,812	1,318	9,099,360	-	9,100,678
Stock-based compensation	-	-	65,732	-	65,732
Net loss	-	-	-	(18,772,265)	(18,772,265)
Balance, December 26, 2021	30,217,812	$ 30,218	$ 9,537,625	$ (18,844,741)	$ (9,276,898)

See Notes to Financial Statements

HAWAIIAN BROS INC.
STATEMENTS OF CASH FLOWS
(Unaudited)

	Fiscal Years Ended	
CASH FLOWS FROM OPERATING ACTIVITIES	**December 26, 2021**	**December 27, 2020**
Net income (loss)	$ (18,772,265)	$ 492,527
Adjustments to reconcile net income (loss) to net cash provided by (used in) from operating activities:		
Depreciation and amortization	2,068,251	617,860
Amortization of loan origination cost	31,684	2,654
Stock based compensation	65,732	5,098
PPP Loan Forgiveness	(684,372)	-
Impairment Loss	169,217	-
Changes in operating assets and liabilities:		
Accounts receivable	(1,184,661)	(377,062)
Inventories	(233,414)	(82,378)
Other assets	(654,322)	(1,481,917)
Accounts payable and credit cards payable	9,219,060	839,370
Accrued payroll and related liabilities	1,830,341	283,612
Accrued interest	192,998	109,917
Sales tax payable	362,687	167,899
Gift card liabilities	521,532	30,589
Other accrued liabilities	1,172,279	99,946
Deferred lease liabilities	3,583,057	487,213
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(2,312,196)	1,195,328
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(28,963,033)	(2,159,581)
Investment in intangible assets	(114,185)	-
Notes receivable - employee	35,050	-
NET CASH USED IN INVESTING ACTIVITIES	(29,042,168)	(2,159,581)
CASH FLOWS FROM FINANCING ACTIVITIES	**2021**	**2020**
Proceeds from debt	26,009,600	5,176,000
Payments on debt	-	(913,000)
Proceeds from PPP loan	-	680,100
Deferred financing costs	(110,620)	(11,500)
Payments on capital lease obligations	(1,744,823)	(308,811)
Proceeds from stock issuance	9,100,678	7,725
Payment of dividends	-	(549,801)
NET CASH PROVIDED BY FINANCING ACTIVITIES	33,254,835	4,080,713
NET CHANGE IN CASH	1,900,471	3,116,460
CASH, BEGINNING OF YEAR	3,731,216	614,756
CASH, END OF YEAR	$ 5,631,687	$ 3,731,216
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid:		
Interest	$ 2,947,320	$ 163,437
Noncash financing activities:		
Capital expenditures financed with capital lease obligation	$ 4,846,514	$ 1,451,843

See Notes to Financial Statements

NOTE 1   Organization and Description of Business

Hawaiian Bros Inc. (the "Company"), was established originally as Hawaiian Bros LLC, a Missouri limited liability company ("Hawaiian-MO") in Missouri on July 28, 2017 as a new restaurant brand which operates between quick service and fast casual segments in the restaurant industry. The Company offers a plate lunch concept from Hawaii which consists of chicken or pork served with rice and a side of macaroni salad or fresh cooked vegetables. The Company owns and operates limited service restaurants in Kansas, Missouri, Illinois, Texas, and New York. The Company owned and operated 26 restaurants in 2021 and nine restaurants in 2020.

On July 11, 2021, the Company consummated a reorganization. Prior to the reorganization, (i) the Company) was formed as a Delaware corporation and operated business through wholly owned Hawaiian-MO. Prior to the reorganization, Hawaiian-MO had Class A, Class B, Series 1 and Class B, Series 2 units (each, a "Hawaiian-MO Unit," and collectively, the "Hawaiian-MO Units") outstanding. In connection with the reorganization, Hawaiian-MO merged with the Company, with the Company surviving the merger (the "Merger"). Upon consummation of the Merger, the holders of outstanding Hawaiian-MO Units received shares of common stock of the Company in exchange for their Hawaiian-MO Units by operation of Delaware law. Each outstanding Hawaiian-MO Unit converted into 28.038786 shares of common stock of the Company, with any resulting fractional interest being rounded up to the nearest whole share of the Company, resulting in the issuance of 28,900,000 million shares of common stock of the Company. Pursuant to ASC 805-50-45, Transactions Between Entities Under Common Control, the Merger was reflected in the financial statements as a retrospective combination of the entities for all periods presented at the historical cost and are presented as if the combination had been in effect since the inception of the common control.

NOTE 2   Summary of significant accounting policies

Basis of presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company believes this information includes all adjustments, consisting of normal recurring accruals, necessary to fairly present the financial condition as of December 26, 2021. References to ASC and ASU included hereinafter refer to the Accounting Standards Codification and Accounting Standards Updates established by the Financial Accounting Standards Board (FASB) as the source of authoritative U.S. GAAP.

Fiscal year

The Company operates on a 52/53-week fiscal year, which includes 13 four-week periods in 52-week years, with the extra week included in the 13th period in 53-week years, and ends on the last Sunday of each calendar year. The Company's recent fiscal year ended on December 26, 2021 and December 27, 2020. Prior to 2020, the Company operated on a calendar year. Fiscal year 2020 is a short fiscal year in transition from a calendar year to a fiscal year and only includes 362 days. Beginning in 2020, the Company's first fiscal quarter is comprised of 16 weeks, and the second, third, and fourth fiscal quarters are comprised of 12 weeks each, with the extra week included in the 13th period in 53-week years.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management's significant estimates and assumptions include estimates of the useful lives of property and equipment and certain amounts recorded as accrued liabilities. Actual results could differ from those estimates.

NOTE 2   Summary of significant accounting policies (continued)

Cash

For purposes of the statement of cash flows, cash is considered to be cash on hand and bank checking accounts. At times, the Company maintains cash deposits at financial institutions in excess of federally insured limits. Management monitors the soundness of these financial institutions and feels the Company's risk of loss is negligible.

Accounts receivable

The Company holds accounts receivable throughout the year related to third-party delivery services, as well as vendor rebates, receivables from landlords for tenant improvement allowances and proceeds to be received from a recent funding. The third-party delivery companies typically pay receivables two weeks from delivery. If the Company sells on account, uncollateralized customer obligations due under normal trade terms require payment within 30 days from the invoice date. Management determines the allowance for doubtful accounts based upon the evaluation of the current status of receivables and historical experience. Management believes that substantially all accounts are collectible and, therefore, has not established an allowance for doubtful accounts.

Inventories

Inventories consist of food and beverage and are stated at the lower of cost or net realizable value. Cost has been determined on the average cost basis.

Other current assets

Other current assets consist primarily of prepayments for insurance, rent, service contracts, and other operating expenses. Additionally, there are advance deposits to equipment vendors that will be reimbursed when installed and subsequently financed through capital leases.

Other assets

Other assets consist of certain intangible assets such as internet domain names and developed prototypes. Additionally there are security deposits related to capital lease instruments.

Property and equipment, net

Property and equipment, net, are stated at cost, less accumulated depreciation and amortization. Construction in process represents costs incurred for future locations. Depreciation of these amounts will begin when the assets are placed into service. Maintenance and repairs are charged to expense as incurred, and improvements and betterments with a life expectancy greater than a year are capitalized.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the assets:

Assets	Useful Lives
Computer equipment	3 years
Furniture, fixtures and equipment	7 years
Autos	7 years
Leasehold improvements	Lesser of lease term or 10 years

NOTE 2   Summary of significant accounting policies (continued)

Impairment of long-lived assets

In accordance with FASB ASC 360, Property, Plant, and Equipment, the Company will periodically assess the carrying value of property and equipment when events or circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability is assessed by comparison of an asset's carrying value to the undiscounted future cash flows expected to be generated by the asset. The Company analyzes potential impairment of assets on store-by-store basis. In the event that the Company determines that an asset's carrying value is not recoverable, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. Impairment losses recognized for the years ended December 26, 2021 totaled $169,217. No impairment charge was taken for the year ended December 27, 2020.

Notes receivable-employee

Notes receivable related to income taxes paid by the Company on behalf of the employee for issuance of incentive units during fiscal 2020. The note will be paid in one installment on or before the earlier of December 31, 2023 or when the incentive units are sold.

Operating leases

Certain of the Company's lease agreements contain holidays and/or escalation clauses. The Company recognizes these expenses on a straight-line basis over the terms of the leases, with the deferred lease recorded as a non-current liability on the Company's balance sheets. The Company was required to prepay rent on certain leases and has included this amount in other current assets as of December 26, 2021 and December 27, 2020.

In addition, the Company expends cash for permanent improvements that are made to leased premises that may be reimbursed by the landlords as construction contributions (also known as tenant improvement allowances) pursuant to agreed-upon terms in the leases. All tenant improvement allowances received by the Company are recorded as a deferred rent obligation and amortized over the initial term of the lease.

Capital leases

Certain of the Company's equipment leases contain bargain purchase options and are accounted for as capital leases. Capital lease assets and liabilities are recorded at the present value of the minimum lease payments.

Deferred financing costs

Deferred financing costs related to outstanding borrowings are classified to net against those debt liabilities for all periods presented. Deferred financing costs are amortized on a straight-line basis over the initial term of the respective loan, which approximates the effective interest method.

Incentive units and restricted stock - The measurement of all incentive unit arrangements is based on their respective grant date fair value. The grant date fair value of unit options is based on management's estimate. The grant date fair value of restricted stock is based on the fair value of the underlying unit on the date of issuance. The expense related to incentive units is recognized over the requisite service period which is generally four years.

NOTE 2   Summary of significant accounting policies (continued)

Revenue recognition

The Company records revenue under FASB ASC Topic 606, *Revenue from Contracts with Customers (Topic 606),* which requires revenue to be recorded as the transfer of promised goods or services to customers in an amount that reflects the consideration to which the reporting entity expects to be entitled in exchange for those goods or services. Revenues represent food and beverage product sold and is presented net of discounts, coupons, employee meals and complimentary meals. Revenue from restaurant sales is recognized when food and beverage products are sold. Revenue is presented net of sales tax. Sales taxes collected from customers are included in other accrued taxes on the Company's balance sheets until the taxes are remitted to governmental authorities.

Gift cards

The Company's gift cards do not have expiration dates and there is no deduction for non-usage fees from outstanding gift card balances. Gift card balances are initially recorded as unearned revenue. Revenue from gift cards is recognized when the gift card is redeemed by the customer. Historically, the majority of gift cards are redeemed within one year. In addition, a portion of gift cards are not expected to be redeemed and will be recognized as breakage over time in proportion to gift card redemptions ("gift card breakage rate"). The gift card breakage rate is based on company and program specific information, including historical redemption patterns, and expected remittance to government agencies under unclaimed property laws, if applicable.

The Company evaluates the gift card breakage rate estimate annually, or more frequently as circumstances warrant, and apply that rate to gift card redemptions. Gift card liability balances are typically highest at the end of each calendar year following increased gift card sales during the holiday season; accordingly, revenue recognized from gift card liability balances is highest in the first quarter of each calendar year.

Customer Loyalty Program

The Company has a loyalty program called One Ohana Rewards. Eligible customers who enroll in the program generally earn points for every dollar spent. The Company periodically offer promotions, which typically provide the customer with the opportunity to earn bonus points or other rewards. Earned rewards generally expire one month after they are issued, and points generally expire if an account is inactive for a period of six months. The Company defers revenue associated with the estimated selling price of points or rewards earned by customers as each point or reward is earned, net of points or rewards not expected to be redeemed. The estimated selling price of each point or reward earned is based on the estimated value of product for which the reward is expected to be redeemed. The estimate of points and rewards expected to be redeemed is based on historical and other company specific data. The costs associated with rewards redeemed are primarily included in food, beverage, and packaging expense on our statements of operations. One Ohana Rewards point breakage is evaluated annually, or more frequently as circumstances warrant. Loyalty revenue is recognized within food and beverage revenue on the statements of operations when a customer redeems an earned reward. Deferred revenue associated with One Ohana Rewards is included in other accrued liabilities on the Company's balance sheets.

Food and beverage costs

Food and beverage costs include certain vendor allowances received in connection with the purchase of vendor's products and are recognized as a reduction of the related food and beverage costs as earned.

NOTE 2   Summary of significant accounting policies (continued)

Advertising

The Company expenses advertising costs when incurred. Advertising costs for the years ended December 26, 2021 and December 27, 2020 were approximately $2,400,000 and $481,000, respectively, and included in General and administrative expenses in the Company's statements of operations.

Labor and benefits

Labor and benefits include salaries and wages, payroll taxes, and fringe benefit costs.

Occupancy and other operating expenses

Occupancy and other operating expenses predominately include restaurant rent and utilities, related building and maintenance costs, overhead, and other operating costs incurred at the restaurant locations.

Pre-opening expenses

Non-capital expenditures associated with opening new restaurants are expensed as incurred. These costs are reported as pre-opening expenses and start-up costs in the Company's statements of operations.

Income tax

As discussed in Note 1, the Company reorganized from a limited liability company to a corporation during the current year ended December 26, 2021. Prior to the reorganization, the Company was treated as a pass-through entity for federal income tax purposes. The items of income, loss, credit and deduction incurred by the Company were passed along to its members and not taxable to the Company and are not reflected on the financial statements of the Company.

The Company now accounts for income taxes using an asset and liability approach, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events. A valuation allowance is established to reduce deferred tax assets to their estimated realizable value when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized in the future.

The Company recognizes benefits of uncertain tax positions if it is more likely than not that such positions will be sustained upon examination based solely on their technical merits, as the largest amount of benefit that is more likely than not to be realized upon the ultimate settlement. The Company's policy is to recognize interest and penalties related to unrecognized tax benefits as a part of income tax expense.

The provisions of Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, which clarified the accounting for uncertainty in tax positions, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It is management's responsibility to determine whether it is more likely than not that a tax position will be sustained upon examination. As of both years ended December 26, 2021 and December 27, 2020, no tax positions existed for which it is reasonably possible that the amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

NOTE 2 **Summary of significant accounting policies (continued)**

Future accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this ASU are to be applied using a modified retrospective approach. In June 2020, the FASB issued ASU No. 2020-05, Revenue from contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which deferred the effective date for certain entities to fiscal years beginning after December 15, 2021. Early application continues to be allowed. The Company is currently evaluating the effects that the updated standard will have on the financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This standard requires application of the current expected credit loss ("CECL") methodology for the measurement of credit losses on financial assets measured at amortized cost. The CECL methodology replaces the previous incurred loss methodology. It also modifies the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. This standard is effective for annual reporting periods beginning after December 15, 2020. The standard is applied on a modified retrospective approach. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which deferred the effective date of the new CECL standard. The new standard is effective for fiscal years beginning after December 15, 2022. The company is currently evaluating the effects that the updated standard will have on the financial statements and related disclosures.

NOTE 3 **Going Concern Uncertainty**

ASC 205-40, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern," requires an evaluation of whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity's ability to continue as a going concern within one year after the date the financial statements are issued. Initially, this evaluation does not consider the potential mitigating effect of management's plans that have not been fully implemented.

In complying with the requirements under ASC 205-40 to complete an evaluation without considering mitigating factors, the Company considered several conditions or events including (1) recurring operating losses and projected operating losses for fiscal periods through May 15, 2022, (2) the Company's current financial condition, which includes a working capital deficit, (3) conditional and unconditional contractional obligations including significant capital expenditures related to new restaurant development, and (4) funds necessary to maintain the Company's operations. The above conditions raise substantial doubt about the Company's ability to continue as a going concern for the 12-month period following the date the fiscal year 2021 financial statements are issued.

NOTE 3   Going Concern Uncertainty (continued)

The Company has implemented plans as discussed below, which are designed to provide the Company with adequate liquidity to meet its obligations for at least the twelve-month period following the date its fiscal year 2021 financial statements are issued. The Company's primary source of near- and medium-term liquidity is a working capital surplus of approximately $12.5m and cash on hand of approximately $22.3m as a result of securing of a $25m investment subsequent to year end. Details of this investment discussed further in Note 15.

Strategic and Cash Funding Initiatives

The Company has taken or intends to take some or all the following actions, as needed, to address uncertainty about its ability to operate as a going concern:

- Raising additional capital through debt and/or equity issuances
- Refinancing existing debt
- Continuing focus on restaurant-level margin improvement initiatives
- Implementing menu price increases
- Reducing the growth rate of new restaurant openings

The Company's plans are designed to provide the Company with adequate liquidity to meet its obligations for at least the 12-month period following the date its fiscal year 2021 financial statements are issued. Based on its assessment, Management has concluded that it is probable that the remediation plan will mitigate the relevant conditions or events that raise substantial doubt about the Company's ability to continue as a going concern for at least the 12-month period following the date its fiscal year 2021 financial statements are issued. However, the remediation plan is dependent on conditions and matters that may be outside of the Company's control or may not be available on terms acceptable to the Company, if at all. If the Company is unable to successfully execute these initiatives or if the plan does not fully mitigate the Company's liquidity challenges, the Company's operating plans and resulting cash flows along with its cash and cash equivalents and other sources of liquidity may not be sufficient to fund operations for the 12-month period following the date the Company's fiscal year 2021 financial statements are issued.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates continuity of operations, realization of assets and the satisfaction of liabilities in the normal course of business for the 12-month period following the date the Company's fiscal year 2021 financial statements are issued. As such, the accompanying financial statements do not include any adjustments relating to the recoverability and classification of assets and their carrying amounts, or the amount and classification of liabilities that may result should the Company be unable to continue as a going concern.

Liquidity considerations - The Company anticipates it will need additional capital to fund its business plan in addition to any revenues it may generate in the future until reaching positive sustainable operating cash flow. Such capital may include the issuance and sale of additional debt and/or equity securities. If the Company is unable to obtain capital in the amounts and on terms deemed acceptable, it may be unable to continue building its business at the current growth rate and may be required to scale back on the number of planned new restaurants.

NOTE 4   Property and equipment, net

Property and equipment consisted of the following as of December 26, 2021 and December 27, 2020:

	2021	2020
Computer equipment	$ 359,067	$ 37,169
Leasehold improvements	20,639,529	3,992,909
Furniture, fixtures and equipment	5,064,038	1,509,247
Equipment under capital lease	6,309,969	1,451,843
Vehicles	23,473	23,473
Construction in process	4,689,518	395,161
Capitalized development cost	395,751	208,215
	37,481,345	7,618,017
Accumulated depreciation	3,005,006	975,244
Property and equipment, net	$ 34,476,339	$ 6,642,773

Depreciation expense for property and equipment was approximately $2,068,000 and $618,000 for the years ended December 26, 2021 and December 27, 2020, respectively.

Accumulated depreciation related to equipment under capital leases was approximately $608,000 and $114,000 as of December 26, 2021 and December 27, 2020, respectively.

NOTE 5   Capital lease obligations

Capital lease obligations consisted of the following as of December 26, 2021 and December 27, 2020:

	2021	2020
Capital lease obligations with interest at 10.00%, terms of 36 months and option to purchase equipment at the end of the lease term. Various principal payments due monthly.	$ 249,792	$ 425,460
Capital lease obligations with interest at 11.00%, terms of 36 months and option to purchase equipment at the end of the lease term.Various principal payments due monthly.	416,407	434,801
Capital lease obligation with interest at 13.00%, terms of 36 months and option to purchase equipment at the end of the lease term. Principal and interest payments of $13,956 are due monthly.	143,986	282,771
Capital lease obligations with various interest rates between 15.42% to 19.92%, terms of 8 calendar quarters and option to purchase equipment at the end of the lease term. Various principal payments due quarterly.	3,130,890	-
Capital lease obligation with interest at 6.20%, terms of 24 months and option to purchase equipment at the end of the lease term. Principal and interest payments of $13,956 are due monthly.	303,648	-
Total	4,244,723	1,143,032
Less current portion	(2,784,124)	(457,646)
Total long-term capital lease obligations	$ 1,460,599	$ 685,386

Maturities for capital lease obligations are as follows:

Year Ending December,

2022	$ 3,257,851
2023	1,550,100
Total capital lease obligation	4,807,951
Less imputed interest	563,228
Total	$ 4,244,723

NOTE 6   Debt obligations

Debt obligations consisted of the following as of December 26, 2021 and December 27, 2020:

	2021	2020
Related party notes payable	$ 575,000	$ 575,000
September 2020 Note Offering	23,275,000	4,601,000
August 2021 Note Offering	2,335,600	-
PPP loan funding	-	680,100
Convertible debt	5,000,000	-
Total	31,185,600	5,856,100
Less: unamortized loan cost	(87,782)	(8,846)
Less: current portion	(4,856,000)	-
Total long-term debt	$ 26,241,818	$ 5,847,254

In April 2020 the Company issued a note payable to a related party in the amount $575,000. This note carries an interest rate of 11.00% and requires monthly interest payments with principal due on the maturity date. The note originally matured in April 2022. Subsequent to year end this note was extended until April 2023.

During both years ended December 27, 2020 and December 26, 2021 the Company issued multiple two-year interest-only balloon notes under the September 2020 Note Offering. The notes are unsecured; however, they are guaranteed by certain of the Company's owners. The outstanding principal balance is due between September 2022, and July 2023, extendable at the Company's option for a two-year period on an individual note basis with interest rates between 11.00% and 17.00% for the first 24 months of each applicable note and an additional 1.00% interest during any extensions. The balances as of December 26, 2021 and December 27, 2020 contained $2,250,000 and $1,350,000 due to a related party, respectively.

During the year ended December 26, 2021 the Company issued multiple two-year interest-only balloon notes under the August 2021 Note Offering. The notes are unsecured; however, they are guaranteed by certain of the Company's owners. The outstanding principal balance is due between September and December 2023, extendable at the Company's option for a two-year period on an individual note basis with interest rates between 13.00% and 17.00% for the first 24 months of each applicable note and an additional 1.00% interest during any extensions. The balance as of December 26, 2021 contained $1,750,000 due to a related party.

NOTE 6   Debt obligations (continued)

During the year ended December 27, 2020 the Company received $680,100 in loans provided under the Paycheck Protection Loans provided under the Federal Coronavirus Aid, Relief and Economic Security Act, with interest at 1.00%. The Company received full forgiveness of the loan in June 2021. Income from forgiveness of these loans is included in other income on the Company's statement of operations.

On October 26, 2021, the Company issued a $5,000,000 convertible promissory note. The Convertible Note is unsecured; however, it is guaranteed by certain of the Company's owners. The interest on the Convertible Note accrues at a rate of 8.00% per annum starting on the date of issuance based on the outstanding principal balance and is payable monthly beginning the month following issuance. The Convertible Note will mature in October 2025, unless prepaid or converted to equity before the maturity date

Debt issuance costs were approximately $110,000 and $11,500 for the years ended December 26, 2021 and December 27, 2020, respectively.

Maturities for debt obligations are as follows:

Year Ending December,	Principal
2022	$ 4,856,000
2023	21,329,600
2024	-
2025	5,000,000
Total	31,185,600
Less: debt issuance cost	(87,782)
	$ 31,097,818

NOTE 7   Income Tax Provision

As discussed in Note 1 and 2, the Company reorganized from a limited liability company to a corporation during the current year ended December 26, 2021. Prior to the reorganization, the Company was treated as a pass-through entity for federal income tax purposes. Accordingly, there is no income tax provision for the year ended December 27, 2020. The components of the provision for income taxes for the year ended December 26, 2021 consisted of the following:

	2021
Current income tax expense:	
Federal	$ -
State	20,000
Total current income tax expense	20,000
Deferred income tax expense:	
Federal	-
State	-
Total deferred income tax expense	-
Total current income tax expense	$ 20,000

The following is a reconciliation of the statutory federal income tax rate to the effective rate reported in the financial statements for the year ended December 26, 2021:

	2021
Income tax expense (benefit) at federal statutory rate	$ (3,954,316)
State and local income taxes, net of federal tax benefit	(382,110)
Change in valuation allowance	4,543,282
OBS Deferred + Perm related to CY tenant improvement depreciation	(1,544,789)
Perm - Short Period Partnership Activity	1,357,933
	20,000

NOTE 7   Income Tax Provision (continued)

Significant components of the Company's deferred taxes as of December 26, 2021 consisted of the following:

	2021
Deferred income tax assets:	
Accrued expenses	$ 512,719
Intangible assets	1,989,525
Federal net operation losses	2,641,356
State net operation losses	408,856
Total deferred tax assets	5,552,456
Less: Valuation allowance	4,543,282
Total deferred tax assets, net of valuation allowance	1,009,174
Deferred income tax liabilities:	
Property and equipment	(1,009,174)
Total deferred tax liabilities	(1,009,174)
Total net deferred tax asset (liability)	$ -

NOTE 8   Equity

After the reorganization discussed in previous notes, the Company operates as a corporation and issued equity in form capital stock. The Company's authorized capital stock includes 50 million shares of Common Stock, par value $0.001 per share, and ten million shares of preferred stock, par value $0.001 per share, of which five million shares of preferred stock are designated as Series A Preferred Stock.

Common Stock

Holders of Common Stock will be entitled to receive dividends, if any, as may be declared from time to time by our Board out of legally available funds. The rights of such holders are subject to the rights of any senior obligations issued by the Company, including the Company's obligations to pay 8.0% dividends to the holders of Series A Preferred Stock

Except as required by law or matters relating solely to the terms of preferred stock, each outstanding share of Common Stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our Common Stock will have no cumulative voting rights.

As of December 26, 2021 and December 27, 2020 the outstanding shares of Common Stock were 30,217,812 and 28,900,000, respectively.

NOTE 8   Equity (continued)

Series A Preferred Stock

Dividends accrue on each share of Series A Preferred Stock at the rate of $0.80 per annum, payable on the first business day of each month. We may not declare, pay or set aside any cash dividends on any other class or series of capital stock unless all accrued Series A Preferred Stock dividends have been paid. Each share of Series A Preferred Stock can be converted to Common Stock at the election of the holder.

Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series A Preferred Stock will vote on all matters (including the election of directors) together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

As of each year ended December 26, 2021 and December 27, 2020 there were no outstanding shares of Series A Preferred Stock.

Undesignated Preferred Stock

Subject to receipt of the Requisite Consent, the Board may, without further action by our common stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof.

As of each year ended December 26, 2021 and December 27, 2020 there were no outstanding shares of Undesignated Preferred Stock.

NOTE 9   Restricted Stock

In November 2020, previous to the Company's reorganization, the Company awarded 30,715 Class B Series A units to key management. During the Company's reorganization these units were converted to 861,212 shares of Common Stock. These shares are subject to a 25% incremental vesting schedule over four years commencing on the date of grant and any unvested shares are forfeited upon termination. 288,996 shares were forfeited in December 2021.

Compensation expense in the amount of $65,732 and $5,098 has been recognized for the years ended December 26, 2021, and December 27, 2020, respectively.

NOTE 10   Related party transactions

Six restaurants operated by the Company are leased from a majority shareholder. The restaurants include locations in Kansas and Missouri. The leases require payment of minimum annual rent, real estate taxes, and insurance and maintenance. All leases have 10-year minimum terms and contain renewal options. Related party lease payments were $927,612 and $738,559 for the years ended December 26, 2021 and December 27, 2020, respectively.

NOTE 11   Commitments and contingencies

The Company leases land and buildings used in its operations. The Company's operating leases have remaining non-cancelable terms ranging from less than one year to 15 years. These leases generally contain renewal options which permit the Company to renew the leases at defined contractual rates or prevailing market rates. Certain lease agreements also require the Company to pay maintenance, insurance, and property tax costs. Total rental expense related to land and building leases for the years ended December 26, 2021 and December 27, 2020 were approximately $2.308,000 and $966,000, respectively.

Future minimum lease payments under these operating leases in excess of one year are as follows:

	Operating Leases		
	Non-Related	Related	
Year Ending December	Parties	Parties	Total
2022	$ 3,452,868	$ 1,159,699	$ 4,612,567
2023	3,619,948	1,166,874	4,786,822
2024	3,646,786	1,175,157	4,821,943
2025	3,680,042	1,183,581	4,863,623
2026	3,794,231	1,192,157	4,986,388
Thereafter	27,631,861	13,467,647	41,099,508
	$ 45,825,736	$ 19,345,115	$ 65,170,851

We have risk of claims that arise in the ordinary course of our business. A number of these claims may exist at any given time. These matters typically involve claims from guests, employees and others related to operational issues common to the restaurant industry. We are not currently aware of any potential claims that will have a material adverse effect on our financial position, results of operations or liquidity.

NOTE 12   Concentration

In both years ended December 26, 2021 and December 27, 2020 the Company made approximately 99% of its purchases from one vendor. As of December 26, 2021 and December 27, 2020, the Company had one and two major vendors which made up approximately 47% and 57% of payables, respectively.

NOTE 13   Subsequent events

The Company has evaluated subsequent events through April 25, 2022 and identified the below items for disclosure. No other significant matters were identified that would require adjustment or disclosure.

The Company has continued to expand, opening an additional 4 restaurants in 2022. Additionally, the Company closed one restaurant in 2022. This activity brings the total operating restaurants to 29 as of April 25, 2022. The new restaurants are located in Missouri, Texas, and Oklahoma.

On January 31, 2022, we sold 2,500,001 shares of our Series A preferred stock, par value $0.001 per share, to an accredited investor at an offering price of $10.00 per share, for aggregate gross proceeds of $25,000,010 before the deduction of offering expenses, in a private placement pursuant to Rule 506(b) of Regulation D. Each share of Series A Preferred Stock is convertible into one share of Common Stock, subject to adjustment pursuant to certain antidilution rights.

In February 2022 the Company adopted the 2022 Long Term Incentive Plan which awarded 100,035 shares of Common Stock to key employees. These shares are subject to incremental 33% vesting over three years.

The Company is currently offering and selling up to 190,870 shares of the Company's common stock, par value of $0.001 per share. The Shares are being offered to certain accredited investors at $13.57 per share, for maximum aggregate proceeds of up to $2,590,106.